[Letterhead of Sullivan & Cromwell LLP]

March 21, 2024

VIA EDGAR

U.S. Securities and Exchange Commission,

Division of Corporation Finance,

Office of Mergers & Acquisitions,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:	Brian Soares
Christina Chalk

Re:	EchoStar Corporation SC TO-I filed March 4, 2024 File No. 005-83490

Ladies and Gentlemen:

On behalf of our client, EchoStar Corporation (the “Company”), we are filing this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in a letter, dated March 18, 2024, with respect to the Company’s Tender Offer Statement on Schedule TO-I (the “Schedule TO”) filed with the Commission on March 4, 2024.

The Company is concurrently filing via EDGAR Amendment No. 1 to the Schedule TO (“Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following each comment. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule TO.

U.S. Securities and Exchange Commission

March 21, 2024

Schedule TO-I filed March 4, 2024

Questions and Answers, page 6

1.	Please revise to address whether tendering may only be done during an open trading window. In addition, clarify whether tendering and then withdrawing would void the tendering holder's Rule 10b5-1 trading plan.

Response: The Company acknowledges the Staff’s comment and in response thereto has amended Question 24 on page 13 of the Offer to Exchange to clarify that Eligible Employees may tender their Eligible Options at any time before the Expiration Time, regardless of whether or not there is an open trading window, and that the act of tendering Eligible Options may void the tendering holder’s Rule 10b5-1 trading plan, regardless of whether or not such tender is subsequently withdrawn.

6. Conditions of this Exchange Offer, page 27

2.	On page 28, you include a condition that will be triggered by "[a]ny general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market." Please revise to explain what would be considered a limitation on prices for securities on any national securities exchange or in the over-the-counter market, or delete.

Response: The Company acknowledges the Staff’s comment and in response thereto has amended Section 6 of the Offer to Exchange to remove such condition.

3.	You include a condition that will be triggered by "commencement or escalation of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States" (emphasis added). The broad wording of this offer condition may raise illusory offer concerns under Regulation 14E. Please revise to narrow or qualify this condition by explaining what would constitute an "indirect involvement" of the United States, or delete this language.

Response: The Company acknowledges the Staff’s comment and in response thereto has amended Section 6 of the Offer to Exchange to remove such condition.

4.	Refer to the following statement made on page 29: "We may waive the conditions, in whole or in part, at any time and from time to time prior to the Expiration Time..." If an offer condition is "triggered" while the offer is pending, in our view, the offeror must promptly inform security holders whether it will assert the condition and terminate the offer, or waive it and continue. Reserving the right to waive a condition "at any time and from time to time" may be inconsistent with your obligation in this regard. Please confirm in your response letter that you will promptly notify Eligible Employees if a condition is triggered while the Exchange Offer is pending.

U.S. Securities and Exchange Commission

March 21, 2024

Response: The Company acknowledges the Staff’s comment and in response thereto has amended the final paragraph of Section 6 of the Offer to Exchange to add the following language: “Promptly upon becoming aware of the occurrence of an event described in this Section 6, we will notify Eligible Employees of the occurrence of such event and whether or not we are electing to waive the corresponding condition in accordance with this Section 6.”

Miscellaneous, page 38

5.	Please revise the language indicating you may decline to accept tenders of Eligible Options from certain jurisdictions. While you may avoid disseminating tender offer materials into certain foreign jurisdictions where making the offer is prohibited under local law, you must comply with the all-holders requirement in Rule 13e-4(f)(8)(i). See Section II.G.1 in Exchange Act Release No. 34-58597 (September 19, 2008).

Response: The Company acknowledges the Staff’s comment and respectfully submits that Rule 13e-4(f)(8)(i) is not applicable to the Company’s Exchange Offer. The Exchange Offer is an exchange offer for employee stock options that is conducted for compensatory purposes, of the type described in the Commission’s Exemptive Order dated March 21, 2001, entitled “Issuer Exchange Offers Conducted for Compensatory Purposes” (the “Exemptive Order”). The treatment of holders in certain jurisdictions described in the first paragraph of Section 17 of the Offer to Exchange is consistent with the Company’s compensation policies and permissible under the Exemptive Order. Nevertheless, upon further review the Company has determined that it is appropriate under the circumstances of the Exchange Offer to clarify that the Company will make a good faith effort to comply with applicable law and accept all duly tendered Eligible Options where it is consistent with applicable law to do so, regardless of where the option holder is located.

Please contact me at (212) 558-3109 or millersc@sullcrom.com if you have any questions or require any additional information in connection with this letter or the Schedule TO.

Very truly yours,

/s/ Scott D. Miller
Scott D. Miller

cc:	Dean A. Mason, Chief Legal Officer and Secretary, EchoStar Corporation
Paul W. Orban, EVP, Chief Financial Officer, DISH, EchoStar Corporation
Marc Trevino, Sullivan & Cromwell LLP